UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended March 31, 2013

Commission File Number 1-14840

AMDOCS LIMITED

Suite 5, Tower Hill House Le Bordage

St. Peter Port, Island of Guernsey, GY1 3QT

Amdocs, Inc.

1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES   ☐            NO   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

AMDOCS LIMITED

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

FOR THE QUARTER ENDED MARCH 31, 2013

This report on Form 6-K shall be incorporated by reference into any Registration Statement filed by the Registrant that by its terms automatically incorporates the Registrant’s filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

PART I FINANCIAL INFORMATION

Item 1. Financial Statements

AMDOCS LIMITED

CONSOLIDATED BALANCE SHEETS

(dollar and share amounts in thousands, except per share data)

	As of
	March 31, 2013	September 30, 2012
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$661,788	$879,158
Short-term interest-bearing investments	316,369	239,019
Accounts receivable, net	669,531	687,223
Deferred income taxes and taxes receivable	123,428	109,282
Prepaid expenses and other current assets	166,347	126,388

Total current assets	1,937,463	2,041,070
Equipment and leasehold improvements, net	268,962	277,907
Deferred income taxes	116,230	127,266
Goodwill	1,741,786	1,741,786
Intangible assets, net	121,019	141,278
Other noncurrent assets	308,217	315,916

Total assets	$4,493,677	$4,645,223

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$121,841	$167,630
Accrued expenses and other current liabilities	279,095	306,892
Accrued personnel costs	186,615	216,301
Short-term financing arrangements	—	200,000
Deferred revenue	160,681	145,184
Deferred income taxes and taxes payable	33,126	29,551

Total current liabilities	781,358	1,065,558
Deferred income taxes and taxes payable	310,024	301,795
Other noncurrent liabilities	252,723	244,668

Total liabilities	1,344,105	1,612,021

Shareholders’ equity:
Preferred Shares — Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares — Authorized 700,000 shares; £0.01 par value; 256,401 and 251,690 issued and 160,972 and 162,454 outstanding, respectively	4,152	4,077
Additional paid-in capital	2,760,058	2,625,250
Treasury stock, at cost 95,429 and 89,236 ordinary shares, respectively	(2,630,522)	(2,418,010)
Accumulated other comprehensive income (loss)	6,530	(25,501)
Retained earnings	3,009,354	2,847,386

Total shareholders’ equity	3,149,572	3,033,202

Total liabilities and shareholders’ equity	$4,493,677	$4,645,223

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(dollar and share amounts in thousands, except per share data)

	Three months ended March 31,		Six months ended March 31,
	2013	2012	2013	2012
Revenue:
License	$21,901	$26,238	$40,817	$62,034
Service	811,037	782,690	1,618,480	1,553,904

	832,938	808,928	1,659,297	1,615,938

Operating expenses:
Cost of license	642	995	1,278	1,926
Cost of service	538,094	517,549	1,073,107	1,033,730
Research and development	60,059	60,350	119,419	121,657
Selling, general and administrative	102,683	106,842	210,143	213,179
Amortization of purchased intangible assets and other	8,605	13,320	19,838	26,526

	710,083	699,056	1,423,785	1,397,018

Operating income	122,855	109,872	235,512	218,920
Interest and other (expense) income, net	(1,757)	5,286	(1,865)	1,673

Income before income taxes	121,098	115,158	233,647	220,593
Income taxes	16,186	13,288	29,720	25,992

Net income	$104,912	$101,870	$203,927	$194,601

Basic earnings per share	$0.65	$0.60	$1.26	$1.14

Diluted earnings per share	$0.64	$0.60	$1.25	$1.13

Basic weighted average number of shares outstanding	160,955	169,739	161,569	171,231

Diluted weighted average number of shares outstanding	162,884	170,971	163,239	172,397

Cash dividends declared per ordinary share	$0.13	$—	$0.26	$—

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

(dollar amounts in thousands)

	Three months ended March 31,		Six months ended March 31,
	2013	2012	2013	2012
Net income	$104,912	$101,870	$203,927	$194,601
Other comprehensive income, net of tax:
Unrealized gains on foreign currency hedging contracts (1)	12,446	22,453	31,515	2,499
Unrealized gains (losses) on short-term interest-bearing investments (2)	293	399	516	(52)

Other comprehensive income , net of tax	12,739	22,852	32,031	2,447

Comprehensive income	$117,651	$124,722	$235,958	$197,048

(1)	Net of tax (expense) benefit of $(1,806) and $(2,062) for the three months ended March 31, 2013 and 2012, respectively, and of $(6,362) and $235 for the six months ended March 31, 2013 and 2012, respectively.
(2)	Net of tax (expense) benefit of $(24) and $(36) for the three months ended March 31, 2013 and 2012, respectively, and of $(49) and $17 for the six months ended March 31, 2013 and 2012, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(dollar amounts in thousands)

	Six months ended March 31,
	2013	2012
Cash Flow from Operating Activities:
Net income	$203,927	$194,601
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	73,623	79,873
Equity-based compensation expense	22,034	21,673
Deferred income taxes	2,879	(8,283)
Excess tax benefit from equity-based compensation	(257)	(127)
Gain on sale of investment	—	(6,270)
Loss from short-term interest-bearing investments	1,680	895
Net changes in operating assets and liabilities:
Accounts receivable, net	30,051	(36,831)
Prepaid expenses and other current assets	(26,919)	(18,626)
Other noncurrent assets	3,741	(1,299)
Accounts payable, accrued expenses and accrued personnel	(72,007)	8,972
Deferred revenue	8,456	(27,129)
Income taxes payable, net	(597)	13,888
Other noncurrent liabilities	18,923	3,145

Net cash provided by operating activities	265,534	224,482

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(58,366)	(50,204)
Proceeds from sale of short-term interest-bearing investments	144,612	210,703
Purchase of short-term interest-bearing investments	(223,077)	(192,857)
Cash received from sale of investment	—	6,270
Other	(3,599)	(4,429)

Net cash used in investing activities	(140,430)	(30,517)

Cash Flow from Financing Activities:
Payments under financing arrangements	(200,000)	(250,000)
Repurchase of shares	(212,512)	(256,545)
Proceeds from employee stock options exercised	112,849	53,715
Payments of dividends	(42,152)	—
Payments under capital lease and other	(659)	(248)

Net cash used in financing activities	(342,474)	(453,078)

Net decrease in cash and cash equivalents	(217,370)	(259,113)
Cash and cash equivalents at beginning of period	879,158	831,371

Cash and cash equivalents at end of period	$661,788	$572,258

Supplementary Cash Flow Information
Cash paid for:
Income taxes, net of refunds	$16,683	$17,582
Interest	327	243

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

1. Nature of Entity and Basis of Presentation

Amdocs Limited (the “Company”) is a leading provider of software and services for communications, media and entertainment industry service providers. The Company and its subsidiaries operate in one segment, providing integrated products and services. The Company designs, develops, markets, supports, implements and operates customer experience systems primarily for leading wireless, wireline, cable and satellite service providers throughout the world. Amdocs also offers a full range of advertising and media solutions for local marketing service providers and search and directory publishers.

The Company is a Guernsey corporation, which directly or indirectly holds numerous wholly-owned subsidiaries around the world. The majority of the Company’s customers are in North America, Europe, Latin America and the Asia-Pacific region. The Company’s main development facilities are located in Brazil, Canada, Cyprus, India, Ireland, Israel and the United States.

The unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature.

The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations for the interim periods in which changes are determined to be necessary.

The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full fiscal year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended September 30, 2012, set forth in the Company’s Annual Report on Form 20-F filed on December 11, 2012 with the U.S. Securities and Exchange Commission, or the SEC.

Reclassification

From time to time, certain immaterial amounts in prior year financial statements may be reclassified to conform to the current year presentation.

2. Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board, or FASB, issued an accounting standard update to require reclassification adjustments from other comprehensive income to be presented either in the financial statements or in the notes to the financial statements. This accounting standard update will be effective for the Company beginning in the first quarter of fiscal 2014 and will result in additional disclosures in the Company’s financial statements but will not affect the substantive content of the financial statements.

3. Adoption of New Accounting Standards

In September 2011, the FASB issued a revised accounting standard update intended to simplify how an entity tests goodwill for impairment. The amendment allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity no longer is required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This accounting standard update became effective for the Company beginning in the first quarter of fiscal 2013, and the Company expects its adoption will not have a material impact on the result of its annual goodwill impairment test or its financial statements.

In June 2011, the FASB issued guidance to require an entity to present the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements, thus eliminating the option to present the components of other comprehensive income as part of the statement of equity. The Company adopted this guidance in the first quarter of fiscal 2013 by including the required disclosures in two separate but consecutive statements.

4. Fair Value Measurement

The Company accounts for certain assets and liabilities at fair value. Fair value is the price that would be received from selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

The three levels of inputs that may be used to measure fair value are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities;

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets), or other inputs that are observable (model-derived valuations in which significant inputs are observable) or can be derived principally from, or corroborated by, observable market data; and

Level 3: Unobservable inputs that are supported by little or no market activity that is significant to the fair value of the assets or liabilities.

The following tables present the Company’s assets and liabilities measured at fair value on a recurring basis as of March 31, 2013 and September 30, 2012:

	As of March 31, 2013
	Level 1	Level 2	Total
Available-for-sale securities:
Money market funds	$256,946	$—	$256,946
U.S. government treasuries	200,122	—	200,122
Corporate bonds	—	71,203	71,203
U.S. agency securities	—	30,560	30,560
Government guaranteed debt	—	12,985	12,985
Supranational and sovereign debt	—	7,733	7,733
Mortgages (including agencies and corporate)	—	1,090	1,090
Commercial paper and certificates of deposit	6,174	4,552	10,726

Total available-for-sale securities	463,242	128,123	591,365

Derivative financial instruments, net	—	19,388	19,388

Total	$463,242	$147,511	$610,753

	As of September 30, 2012
	Level 1	Level 2	Total
Available-for-sale securities:
Money market funds	$485,012	$—	$485,012
U.S. government treasuries	93,387	—	93,387
Corporate bonds	—	60,923	60,923
U.S. agency securities	—	27,756	27,756
Government guaranteed debt	—	32,689	32,689
Supranational and sovereign debt	—	11,644	11,644
Mortgages (including agencies and corporate)	—	5,134	5,134
Asset backed obligations	—	3,417	3,417
Commercial paper and certificates of deposit	6,155	1,501	7,656

Total available-for-sale securities	584,554	143,064	727,618

Derivative financial instruments, net	—	(23,928)	(23,928)

Total	$584,554	$119,136	$703,690

Available for sale securities that are classified as Level 2 assets are priced using observable data that may include quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information and discounted cash flow techniques. The Company’s derivative instruments are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during the six months ended March 31, 2013.

Fair Value of Financial Instruments

The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, accounts payable, accrued personnel costs, short-term financing arrangements and other current liabilities approximate their fair value because of the relatively short maturity of these items.

5. Available-For-Sale Securities

Available-for-sale securities consist of the following interest-bearing investments:

	As of March 31, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$256,946	$—	$—	$256,946
U.S. government treasuries	199,927	195	—	200,122
Corporate bonds	70,856	382	35	71,203
U.S. agency securities	30,535	25	—	30,560
Government guaranteed debt	12,870	115	—	12,985
Supranational and sovereign debt	7,733	—	—	7,733
Mortgages (including agencies and corporate)	1,191	—	101	1,090
Commercial paper and certificates of deposit	10,726	—	—	10,726

Total(1)	$590,784	$717	$136	$591,365

(1)	Available-for-sale securities with maturities longer than 90 days from the date of acquisition were classified as short term interest-bearing investments and available-for-sale securities with maturities of 90 days or less from the date of acquisition were included in cash and cash equivalents on the Company’s balance sheet. As of March 31, 2013, $316,369 of securities were classified as short term interest-bearing investments and $274,996 of securities were classified as cash and cash equivalents.

	As of September 30, 2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$485,012	$—	$—	$485,012
U.S. government treasuries	93,255	132	—	93,387
Corporate bonds	60,350	573	—	60,923
U.S. agency securities	27,637	119	—	27,756
Government guaranteed debt	32,484	205	—	32,689
Supranational and sovereign debt	11,628	16	—	11,644
Mortgages (including agencies and corporate)	5,780	—	646	5,134
Asset backed obligations	3,800	—	383	3,417
Commercial paper and certificates of deposit	7,656	—	—	7,656

Total(2)	$727,602	$1,045	$1,029	$727,618

(2)	As of September 30, 2012, $239,019 of securities were classified as short term interest-bearing investments and $488,599 of securities were classified as cash and cash equivalents.

As of March 31, 2013, the unrealized losses attributable to the Company’s available-for-sale securities were primarily due to credit market conditions and interest rate movements. A significant portion of the unrealized losses has been in a continuous loss position for 12 months or greater. The Company assessed whether such unrealized losses for the investments in its portfolio were other-than-temporary. Based on this assessment, an immaterial credit loss was recognized in the three and six months ended March 31, 2013 and 2012. As of March 31, 2013, temporary unrealized losses of $103 included in accumulated other comprehensive income (loss), were related to securities for which credit losses were previously recognized and that were considered other-than-temporarily impaired securities.

The following table presents a cumulative roll forward of credit losses recognized in earnings:

Balance as of October 1, 2012	$818
Credit loss on debt securities for which an other-than-temporary impairment was not previously recognized	—
Additional credit loss on debt securities for which an other-than-temporary impairment was previously recognized	—
Reduction of credit loss for securities realized during the period	(818)

Balance as of March 31, 2013	$—

As of March 31, 2013, the Company’s available-for-sale securities had the following maturity dates:

Market Value
Due within one year	$436,645
1 to 2 years	106,089
2 to 3 years	41,725
3 to 4 years	5,063
Thereafter	1,843

$591,365

6. Derivative Financial Instruments

The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The Company utilizes standard counterparty master netting agreements that net certain foreign currency transactions in the event of the insolvency of one of the parties to the transaction. These master netting arrangements permit the Company to net amounts due from the Company to a counterparty with amounts due to the Company from the same counterparty. The Company has elected to present the related assets and liabilities on a gross basis. Taking into account the Company’s contractual right to net certain gains with losses, the maximum amount of loss due to credit risk that the Company would incur if all counterparties to the derivative financial instruments failed completely to perform, according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $21,090 as of March 31, 2013. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.

The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flow.

The table below presents the total volume or notional amounts of the Company’s derivative instruments as of March 31, 2013. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of March 31, 2013 for forward contracts, and based on spot rates as of March 31, 2013 for options.

Notional Value*
Foreign exchange contracts	$1,011,213

*	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

The Company records all derivative instruments on the balance sheet at fair value. For further information, please see Note 4 to the unaudited consolidated financial statements. The fair value of the open foreign currency exchange contracts recorded by the Company on its consolidated balance sheets as of March 31, 2013 and September 30, 2012, as an asset or a liability, is as follows:

	As of
	March 31, 2013	September 30, 2012
Derivatives designated as hedging instruments
Prepaid expenses and other current assets	$13,037	$855
Other noncurrent assets	6,487	1,453
Accrued expenses and other current liabilities	(2,760)	(20,087)
Other noncurrent liabilities	(666)	(4,166)

	16,098	(21,945)
Derivatives not designated as hedging instruments
Prepaid expenses and other current assets	4,307	1,507
Accrued expenses and other current liabilities	(1,017)	(3,490)

	3,290	(1,983)

Net fair value	$19,388	$(23,928)

Cash Flow Hedges

In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward and option contracts to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from revenue and expense transactions denominated in currencies other than the U.S. dollar. The Company designates these contracts for accounting purposes as cash flow hedges. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of two years (a significant portion of the forward and option contracts outstanding as of March 31, 2013, is expected to mature within the next 12 months).

The effective portion of the gain or loss on the derivative instruments is initially recorded as a component of other comprehensive income, a separate component of shareholders’ equity, and subsequently reclassified into earnings in the same line item as the related forecasted transaction and in the same period or periods during which the hedged exposure affects earnings. The cash flow hedges are evaluated for effectiveness at least quarterly. As the critical terms of the forward contract or option and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges, as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. Hedge ineffectiveness, if any, and hedge components, such as time value, excluded from assessment of effectiveness testing for hedges of estimated revenue from customers, are recognized immediately in interest and other expense, net.

The effect of the Company’s cash flow hedging instruments in the consolidated statements of income for the three and six months ended March 31, 2013 and 2012, respectively, which partially offsets the foreign currency impact from the underlying exposures, is summarized as follows:

	Gains (Losses) Reclassified from
	Other Comprehensive Income (Effective Portion)
	Three months ended March 31,		Six months ended March 31,
	2013	2012	2013	2012
Line item in statement of income:
Revenue	$(91)	$630	$(106)	$1,989
Cost of service	(61)	(3,162)	(3,156)	(6,601)
Research and development	166	(374)	(488)	(786)
Selling, general and administrative	131	(476)	(472)	(833)

Total	$145	$(3,382)	$(4,222)	$(6,231)

The activity related to the changes in net unrealized gains (losses) on cash flow hedges, net of tax, is as follows:

	Six months ended March 31,
	2013	2012
Net unrealized losses on cash flow hedges, net of tax, beginning of period	$(17,942)	$(14,437)
Changes associated with hedging transactions, net of tax	27,637	(3,544)
Reclassification into earnings, net of tax	3,878	6,043

Net unrealized gains (losses) on cash flow hedges, net of tax, end of period	$13,573	$(11,938)

Gains (losses) from cash flow hedges recognized in other comprehensive income during the six months ended March 31, 2013 and 2012, were $33,655 and $(3,968), or $27,637 and $(3,544), net of taxes, respectively.

Of the net gains related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive income (loss) as of March 31, 2013, a net gain of $8,726 will be reclassified into earnings within the next 12 months and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

The ineffective portion of the change in fair value of a cash flow hedge, including the time value portion excluded from effectiveness testing for the three and six months ended March 31, 2013 and 2012, was not material.

Cash flow hedges are required to be discontinued in the event it becomes probable that the underlying forecasted hedged transaction will not occur. The Company did not discontinue any cash flow hedges during any of the periods presented nor does the Company anticipate any such discontinuance in the normal course of business.

Other Risk Management Derivatives

The Company also enters into foreign currency exchange forward and option contracts that are not designated as hedging instruments under hedge accounting and are used to reduce the impact of foreign currency on certain balance sheet exposures and certain revenue and expense transactions.

These instruments are generally short-term in nature, with typical maturities of less than 12 months, and are subject to fluctuations in foreign exchange rates.

The effect of the Company’s derivative instruments not designated as hedging instruments in the consolidated statements of income for the three and six months ended March 31, 2013 and 2012, respectively, which partially offsets the foreign currency impact from the underlying exposure, is summarized as follows:

	Gains (Losses) Recognized in Income
	Three months ended March 31,		Six months ended March 31,
	2013	2012	2013	2012
Line item in statement of income:
Revenue	$170	$—	$170	$(294)
Cost of service	831	2,365	3,526	439
Research and development	244	228	758	(44)
Selling, general and administrative	166	510	812	(65)
Interest and other (expense) income, net	4,414	(4,462)	3,297	(2,966)
Income taxes	(303)	(249)	(992)	(123)

Total	$5,522	$(1,608)	$7,571	$(3,053)

7. Accounts Receivable, Net

Accounts receivable, net consists of the following:

	As of
	March 31, 2013	September 30, 2012
Accounts receivable — billed	$563,849	$573,090
Accounts receivable — unbilled	124,415	130,697
Less-allowances	(18,733)	(16,564)

Accounts receivable, net	$669,531	$687,223

8. Income Taxes

The provision (benefit) for income taxes for the following periods consisted of:

	Three months ended March 31,		Six months ended March 31,
	2013	2012	2013	2012
Current	$17,089	$15,795	$26,841	$34,275
Deferred	(903)	(2,507)	2,879	(8,283)

Income taxes	$16,186	$13,288	$29,720	$25,992

The Company’s effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

	Three months ended March 31,		Six months ended March 31,
	2013	2012	2013	2012
Statutory Guernsey tax rate	0%	0%	0%	0%
Foreign taxes	13	12	13	12

Effective income tax rate	13%	12%	13%	12%

As a Guernsey company subject to a corporate tax rate of zero percent, the Company’s overall effective tax rate is attributable to foreign taxes.

As of March 31, 2013, deferred tax assets of $115,120, derived primarily from tax credits, net capital and operating loss carry forwards related to some of the Company’s subsidiaries, were offset by valuation allowances related to the uncertainty of realizing tax benefit for such credits and losses. Releases of the valuation allowances, if any, will be recognized through earnings.

The total amount of gross unrecognized tax benefits, which includes interest and penalties, was $140,959 as of March 31, 2013, all of which would affect the effective tax rate if realized.

As of March 31, 2013, the Company had accrued $21,573 in income taxes payable for interest and penalties relating to unrecognized tax benefits.

The Company is currently under audit in several jurisdictions for the tax years 2007 and onwards. Timing of the resolution of audits is highly uncertain and therefore the Company generally cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.

9. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended March 31,		Six months ended March 31,
	2013	2012	2013	2012
Numerator:
Numerator for basic and diluted earnings per share	$104,912	$101,870	$203,927	$194,601

Denominator:
Denominator for basic earnings per share — weighted average number of shares outstanding	160,955	169,739	161,569	171,231
Effect of assumed conversion of 0.50% convertible notes	24	24	24	24
Effect of dilutive stock options granted	1,905	1,208	1,646	1,142

Denominator for diluted earnings per share — adjusted weighted average shares and assumed conversions	162,884	170,971	163,239	172,397

Basic earnings per share	$0.65	$0.60	$1.26	$1.14

Diluted earnings per share	$0.64	$0.60	$1.25	$1.13

For the three and six months ended March 31, 2013, 2,359 and 3,626 shares, respectively, were attributable to antidilutive outstanding stock options. For the three and six months ended March 31, 2012, 12,986 and 13,180 shares, respectively, were attributable to antidilutive outstanding stock options. Shares attributable to antidilutive outstanding stock options were not included in the calculation of diluted earnings per share.

10. Repurchase of Shares

In February 2011, the Company’s board of directors adopted a share repurchase plan authorizing the repurchase of up to $1,000,000 of the Company’s outstanding ordinary shares over the following 24 months. In November 2012, the Company’s board of directors adopted another share repurchase plan authorizing the repurchase of up to $500,000 of its outstanding ordinary shares. The November 2012 plan has no expiration date. The authorizations permit the Company to purchase its ordinary shares in open market or privately negotiated transactions at times and prices that it considers appropriate. In February 2013, the Company completed the repurchase of the remaining authorized amount under the February 2011 plan and started executing repurchases under the November 2012 plan. In the six months ended March 31, 2013, the Company repurchased approximately 6,193 ordinary shares at an average price of $34.30 per share (excluding broker and transaction fees). As of March 31, 2013, the Company had remaining authority to repurchase up to $490,353 of its outstanding ordinary shares under the November 2012 plan.

11. Financing Arrangements

In December 2011, the Company entered into a $500,000 five-year revolving credit facility with a syndicate of banks. The credit facility is available for general corporate purposes, including acquisitions and repurchases of ordinary shares that the Company may consider from time to time. The interest rate for borrowings under the revolving credit facility is chosen at the Company’s option from several pre-defined alternatives, depends on the circumstances of any advance and is based on the Company’s credit ratings. In September 2012, the Company borrowed an aggregate of $200,000 under the facility and repaid it in October 2012. As of March 31, 2013, the Company was in compliance with the financial covenants under the revolving credit facility and had no outstanding borrowings under this facility.

12. Stock Option and Incentive Plan

In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan (the “Plan”), which provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors and consultants. The purpose of the Plan is to enable the Company to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company. Since its adoption, the Plan has been amended on several occasions to, among other things, increase the number of ordinary shares issuable under the Plan. The maximum number of ordinary shares currently authorized to be granted under the Plan is 62,300. Awards granted under the Plan generally vest over a period of four years and stock options have a term of ten years.

The following table summarizes information about options to purchase the Company’s ordinary shares, as well as changes during the six-month period ended March 31, 2013:

	Number of Options	Weighted Average Exercise Price	Weighted Average remaining Contractual Term
Outstanding as of October 1, 2012	17,654	$29.27
Granted	2,427	34.76
Exercised	(4,071)	27.72
Forfeited	(549)	29.65

Outstanding as of March 31, 2013	15,461	$30.52	6.91

Exercisable as of March 31, 2013	8,175	$30.49	5.33

The following table summarizes information relating to awards of restricted shares, as well as changes to such awards during the six-month period ended March 31, 2013:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding unvested shares as of October 1, 2012	1,673	$28.36
Granted	746	34.32
Vested	(504)	27.31
Forfeited	(106)	30.34

Outstanding unvested shares as of March 31, 2013	1,809	$31.00

Equity-based payments to employees, including grants of employee stock options, are recognized in the statements of income based on their fair values.

Employee equity-based compensation pre-tax expense for the three and six months ended March 31, 2013 and 2012 was as follows:

	Three months ended March 31,		Six months ended March 31,
	2013	2012	2013	2012
Cost of service	$4,470	$5,763	$9,503	$11,366
Research and development	975	1,172	2,000	2,213
Selling, general and administrative	3,264	4,185	10,531	8,094

Total	$8,709	$11,120	$22,034	$21,673

The total income tax benefit recognized in the income statement for stock-based compensation (including restricted shares) for the three months ended March 31, 2013 and 2012, was $593 and $1,667, respectively, and for the six months ended March 31, 2013 and 2012, was $1,713 and $3,443, respectively.

As of March 31, 2013, there was $54,509 of unrecognized compensation expense related to unvested stock options and unvested restricted stock awards. The Company recognizes compensation costs using the graded vesting attribution method which results in a weighted average period of approximately one year over which the unrecognized compensation expense is expected to be recognized.

The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its equity-based awards. The Black-Scholes option pricing model assumptions used are noted in the following table (all in weighted averages for options granted during the period):

	Three months ended March 31,		Six months ended March 31,
	2013	2012	2013	2012
Risk-free interest rate (1)	0.76%	0.62%	0.69%	0.70%
Expected life of stock options (2)	4.50	4.50	4.50	4.50
Expected volatility (3)	0.22	0.27	0.23	0.29
Expected dividend yield (4)	1.45%	None	1.49%	None
Fair value per option	$5.81	$7.00	$5.78	$7.19

(1)	Risk-free interest rate is based upon U.S. Treasury yield curve appropriate for the term of the Company’s employee stock options.
(2)	Expected life of stock options is based upon historical experience.
(3)	Expected volatility is based on a combination of implied volatility of the Company’s traded options and historical stock price volatility (“blended volatility”).
(4)	Expected dividend yield is based on the Company’s history and future expectation of dividend payouts.

Equity-based compensation recognized is reduced for estimated forfeitures and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

13. Dividends

The Company’s board of directors declared the following dividends during the six months ended March 31, 2013:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount	Payment Date
November 6, 2012	$0.13	December 31, 2012	$21,032	January 18, 2013
January 30, 2013	$0.13	March 28, 2013	$20,927	April 19, 2013

The amount payable as a result of the January 30, 2013 declaration was included in other current liabilities as of March 31, 2013.

On April 30, 2013, the Company’s board of directors approved the next quarterly dividend payment, at the rate of $0.13 per share, and set June 28, 2013 as the record date for determining the shareholders entitled to receive the dividend, which is payable on July 19, 2013.

14. Contingencies

Legal Proceedings

The Company is involved in various legal proceedings arising in the normal course of its business. The Company accrues for a loss contingency when it determines that it is more likely than not, after consultation with counsel, that a liability has been incurred and the amount of such loss can be reasonably estimated. At this time, the Company believes that the results of any such contingencies, either individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

The Company generally offers its products with a limited warranty for a period of 90 days. The Company’s policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company’s experience, only minimal warranty charges have been required after revenue was fully recognized and, as a result, the Company did not accrue any amounts for product warranty liability during the six months ended March 31, 2013 and 2012.

The Company generally indemnifies its customers against claims of intellectual property infringement made by third parties arising from the use of the Company’s software. To date, the Company has incurred and recorded only minimal costs as a result of such obligations in its consolidated financial statements.

Item 2. Operating and Financial Review and Prospects

Forward Looking Statements

This section contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as “expect”, “anticipate”, “believe”, “seek”, “estimate”, “project”, “forecast”, “continue”, “potential”, “should”, “would”, “could”, and “may”, and other words that convey uncertainty of future events or outcome. Statements that we make in this document that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. Although we may elect to update forward-looking statements in the future, we disclaim any obligation to do so, even if our assumptions and projections change, except where applicable law may otherwise require us to do so. Readers should not rely on those forward-looking statements as representing our views as of any date subsequent to the date of this report.

Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors and other risks, please read the information set forth under the caption “Risk Factors” in our Annual Report on Form 20-F for fiscal 2012, filed on December 11, 2012 with the U.S. Securities and Exchange Commission.

Overview of Business and Trend Information

Amdocs is a leading provider of software and services for communications, media and entertainment industry service providers in developed and emerging markets. Emerging markets include markets such as those in Asia Pacific, Central and Latin America, the Commonwealth of Independent States and India.

We develop, implement and manage software and services associated with business support systems (BSS), operational support systems (OSS) and network control product offerings to enable service providers to introduce new products and services quickly, understand their customers more deeply, process orders more efficiently, monetize data and support new business models while controlling costs. We refer to these systems collectively as customer experience systems because of the crucial impact that these systems have on the service providers’ end-user experience.

We believe the demand for our customer experience systems is driven by the need of service providers to help their consumers navigate the increasing number of devices, services and plans available in the connected communications world, while coping with the rapidly growing demand for data these new devices and services have created. In fiscal 2012, we shifted our marketing focus from ‘what we do’ to ‘who we are’, based on our 30-year history that demonstrates how we are uniquely positioned to help our customers realize their vision regardless of how complex the solution may be. We embrace service providers’ biggest challenges, applying a strategy of innovation from the network and business support systems to the device and end user to ensure that our customers experience success. We continue to introduce and enhance products and services that enable service providers to simplify the customer experience, harness and capitalize on the data explosion, stay ahead of the competition with new digital services and improve operational efficiency. Our goal is to supply scalable offerings that provide the functionality and flexibility to service providers that facilitate innovation and enable cost-effective execution. Regardless of whether providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that providers seek to differentiate their offerings by delivering a customer experience that is simple, personal and valuable at every point of service.

We also offer advertising and media products and services for local digital marketing and search providers and directory publishers. Our products and services support cost-effective digital media-centric operations from selling ads to the management of activities, consumer experiences and financial processes across online, print and mobile media.

We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications, media and entertainment industry. In the six months ended March 31, 2013, customers in North America accounted for 72.0% of our revenue, while customers in Europe and the rest of the world accounted for 12.0% and 16.0%, respectively. Customers in emerging markets accounted for 11.8% of our revenue in the six months ended March 31, 2013. We maintain development facilities in Brazil, Canada, Cyprus, India, Ireland, Israel and the United States.

We derive our revenue principally from:

•	the initial sales of licenses to use our products and related services, including modification, implementation, integration and customization services,

•	providing managed services in our domain expertise and other related services, and

•	recurring revenue from ongoing support, maintenance and enhancements provided to our customers, and from incremental license fees resulting from increases in a customer’s business volume.

Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed or determinable; and (iv) collectibility of the fee is reasonably assured. We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. Those services are deemed essential to the software. As a result, we generally recognize initial license fee and related service revenue over the course of these long-term projects, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer’s subscriber or transaction volume or other measurements when greater than the level specified in the contract for the initial license fee. Revenue from software solutions that do not require significant customization, implementation and modification is recognized upon delivery. Revenue from services that do not involve significant ongoing obligations is recognized as services are rendered. In managed services contracts, we typically recognize revenue from the operation of a customer’s system as services are performed based on time elapsed, output produced, volume of data processed or subscriber count, depending on the specific contract terms of the managed services arrangement. Typically, managed services contracts are long-term in duration and are not subject to seasonality. Revenue from ongoing support services is recognized as work is performed.

Revenue from third-party hardware sales is recognized upon delivery and installation and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement.

A significant portion of our revenue is recognized over the course of long-term implementation and integration projects under the percentage of completion method of accounting. When total cost estimates exceed revenues in a fixed-price arrangement, the estimated losses are recognized immediately based upon the cost applicable to the project. The percentage of completion method requires the exercise of judgment on a quarterly basis, such as with respect to estimates of progress-to-completion, contract revenue, loss contracts and contract costs. Progress in completing such projects may significantly affect our annual and quarterly operating results.

Revenue from managed services arrangements (for customer experience systems and advertising and media products, including directory systems) is included in both license and service revenue. Revenue generated in connection with managed services arrangements is a significant part of our business, generating substantial, long-term recurring revenue streams and cash flow. Revenue from managed services arrangements accounted for approximately $439.8 million and $414.4 million in the three months ended March 31, 2013 and March 31, 2012, respectively, and $869.6 million and $834.1 million in the six months ended March 31, 2013 and March 31, 2012, respectively. In the initial period of our managed services projects, we often invest in modernization and consolidation of the customer’s systems. Managed services engagements can be less profitable in their early stages; however, margins tend to improve over time, more rapidly in the initial period of an engagement, as we derive benefit from the operational efficiencies and from changes in the geographical mix of our resources.

Recent Accounting Standards

In February 2013, the Financial Accounting Standards Board, or FASB, issued an accounting standard update to require reclassification adjustments from other comprehensive income to be presented either in the financial statements or in the notes to the financial statements. This accounting standard update will be effective for us beginning in the first quarter of fiscal 2014 and will result in additional disclosures in our financial statements but will not affect the substantive content of the financial statements.

Adoption of New Accounting Standards

In September 2011, the FASB issued a revised accounting standard update intended to simplify how an entity tests goodwill for impairment. The amendment allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity no longer is required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This accounting standard update became effective for us beginning in the first quarter of fiscal 2013, and we expect its adoption will not have a material impact on the result of our annual goodwill impairment test or our financial statements.

In June 2011, the FASB issued guidance to require an entity to present the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements, thus eliminating the option to present the components of other comprehensive income as part of the statement of equity. We adopted this guidance in the first quarter of fiscal 2013 by including the required disclosures in two separate but consecutive statements.

Results of Operations

The following table sets forth for the three and six months ended March 31, 2013 and 2012, certain items in our consolidated statements of income reflected as a percentage of total revenue:

	Three months ended March 31,		Six months ended March 31,
	2013	2012	2013	2012
Revenue:
License	2.6%	3.2%	2.5%	3.8%
Service	97.4	96.8	97.5	96.2

	100.0	100.0	100.0	100.0

Operating expenses:
Cost of license	0.1	0.1	0.1	0.1
Cost of service	64.6	64.0	64.6	64.0
Research and development	7.2	7.5	7.2	7.5
Selling, general and administrative	12.4	13.2	12.7	13.2
Amortization of purchased intangible assets and other	1.0	1.6	1.2	1.7

	85.3	86.4	85.8	86.5

Operating income	14.7	13.6	14.2	13.5
Interest and other (expense) income, net	(0.2)	0.6	(0.1)	0.1

Income before income taxes	14.5	14.2	14.1	13.6
Income taxes	1.9	1.6	1.8	1.6

Net income	12.6%	12.6%	12.3%	12.0%

Six Months Ended March 31, 2013 and 2012

The following is a tabular presentation of our results of operations for the six months ended March 31, 2013 compared to the six months ended March 31, 2012. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Six months ended March 31,		Increase (Decrease)
	2013	2012	Amount	%
	(in thousands)
Revenue:
License	$40,817	$62,034	$(21,217)	(34.2)%
Service	1,618,480	1,553,904	64,576	4.2

	1,659,297	1,615,938	43,359	2.7

Operating expenses:
Cost of license	1,278	1,926	(648)	(33.6)
Cost of service	1,073,107	1,033,730	39,377	3.8
Research and development	119,419	121,657	(2,238)	(1.8)
Selling, general and administrative	210,143	213,179	(3,036)	(1.4)
Amortization of purchased intangible assets and other	19,838	26,526	(6,688)	(25.2)

	1,423,785	1,397,018	26,767	1.9

Operating income	235,512	218,920	16,592	7.6
Interest and other (expense) income, net	(1,865)	1,673	(3,538)	(211.5)

Income before income taxes	233,647	220,593	13,054	5.9
Income taxes	29,720	25,992	3,728	14.3

Net income	$203,927	$194,601	$9,326	4.8%

Revenue. Total revenue increased by $43.4 million, or 2.7%, to $1,659.3 million in the six months ended March 31, 2013, from $1,615.9 million in the six months ended March 31, 2012. Service revenue in the six months ended March 31, 2013 increased by $64.6 million, or 4.2%, to $1,618.5 million, from $1,553.9 million in the six months ended March 31, 2012. The increase in service revenue was primarily attributable to our increased activity in North America, including for AT&T, partially offset by a decrease in revenue from customers in Europe.

License revenue in the six months ended March 31, 2013 decreased by $21.2 million, or 34.2%, to $40.8 million, from $62.0 million in the six months ended March 31, 2012. The decrease in license revenue was primarily attributable to the progress of certain transformation and implementation projects, which may fluctuate from period to period.

Total revenue attributable to the sale of customer experience systems increased by $56.2 million, or 3.7%, to $1,573.1 million in the six months ended March 31, 2013, from $1,516.9 million in the six months ended March 31, 2012. The increase was primarily attributable to revenue related to our increased activity in North America, including for AT&T. License and service revenue resulting from the sale of customer experience systems represented 94.8% and 93.9% of our total revenue in the six months ended March 31, 2013 and 2012, respectively.

Total revenue attributable to the sale of directory systems decreased by $12.8 million, or 12.9%, to $86.2 million in the six months ended March 31, 2013, from $99.0 million in the six months ended March 31, 2012. The decrease was primarily attributable to general slowness in the directory market leading to lower revenue from managed services arrangements in such market. License and service revenue from the sale of directory systems represented 5.2% and 6.1% of our total revenue in the six months ended March 31, 2013 and 2012, respectively.

In the six months ended March 31, 2013, revenue from customers in North America, Europe and the rest of the world accounted for 72.0%, 12.0% and 16.0%, respectively, of total revenue compared to 70.4%, 13.7% and 15.9%, respectively, in the six months ended March 31, 2012. Revenue from North American customers increased during the six months ended March 31, 2013, primarily from higher revenue from AT&T and other key customers. The decrease in revenue from customers in Europe was primarily attributable to lower revenue related to the ramp down of transformation and implementation projects which was not offset by sufficient revenue from new deals. The increase in revenue from customers in the rest of the world was primarily attributable to our increased activity in emerging markets, partially offset by our activity in developed markets in the rest of the world.

Cost of License and Service. Cost of license includes fees and royalty payments to software suppliers. Cost of service consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products. Cost of license and service increased by $38.7 million, or 3.7%, to $1,074.4 million in the six months ended March 31, 2013, from $1,035.7 million in the six months ended March 31, 2012. As a percentage of revenue, cost of license and service was 64.7% in the six months ended March 31, 2013, compared to 64.1% in the six months ended March 31, 2012. The decrease in our gross margin was primarily attributable to our activities in Asia Pacific and Central and Latin America, where we increased our level of investment in order to penetrate into these regions.

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense decreased by $2.2 million, or 1.8%, to $119.4 million in the six months ended March 31, 2013, from $121.7 million in the six months ended March 31, 2012. Research and development expense decreased as a percentage of revenue from 7.5% in the six months ended March 31, 2012, to 7.2% in the six months ended March 31, 2013. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. An increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Selling, General and Administrative. Selling, general and administrative expense, which is primarily comprised of compensation expense, decreased by $3.0 million, or 1.4%, to $210.1 million in the six months ended March 31, 2013, from $213.2 million in the six months ended March 31, 2012. While selling, general and administrative expense decreased during the six months ended March 31, 2013, this expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other in the six months ended March 31, 2013, decreased by $6.7 million to $19.8 million from $26.5 million in the six months ended March 31, 2012. The decrease in amortization of purchased intangible assets and other was primarily attributable to purchased intangible assets that were fully amortized in prior periods, as well as to the timing of amortization charges resulting from the use of accelerated amortization methods for certain intangible assets purchased in prior periods.

Operating Income. Operating income increased by $16.6 million, or 7.6%, in the six months ended March 31, 2013, to $235.5 million, or 14.2% of revenue, from $218.9 million, or 13.5% of revenue, in the six months ended March 31, 2012. The increase in operating income as a percentage of revenue was primarily attributable to revenue increasing at a higher rate than operating expenses.

Interest and Other (Expense) Income, Net. Interest and other (expense) income, net, decreased by $3.5 million to an expense of $1.9 million in the six months ended March 31, 2013, from an income of $1.7 million in the six months ended March 31, 2012. The decrease in interest and other (expense) income, net, during the six months ended March 31, 2013 was primarily attributable to a gain, resulting from the sale of our minority interest in Longshine, our former Chinese subsidiary, recorded in the three months ended March 31, 2012, partially offset by foreign exchange impacts.

Income Taxes. Income taxes for the six months ended March 31, 2013, were $29.7 million on pre-tax income of $233.6 million, resulting in an effective tax rate of 12.7%, compared to 11.8% in the six months ended March 31, 2012. Our effective tax rate may fluctuate between quarters as a result of discrete items that may affect a specific quarter.

Net Income. Net income increased by $9.3 million, or 4.8%, to $203.9 million in the six months ended March 31, 2013, from $194.6 million in the six months ended March 31, 2012. The increase in net income was primarily attributable to the increase in operating income, partially offset by the increase in income taxes and the decrease in interest and other (expense) income, net.

Diluted Earnings Per Share. Diluted earnings per share increased by $0.12, or 10.6%, to $1.25 in the six months ended March 31, 2013, from $1.13 in the six months ended March 31, 2012. The increase in diluted earnings per share resulted from the decrease in the diluted weighted average number of shares outstanding resulting from our repurchase of ordinary shares in fiscal 2012 and in the six months ended March 31, 2013 and from the increase in net income.

Three Months Ended March 31, 2013 and 2012

The following is a tabular presentation of our results of operations for the three months ended March 31, 2013 compared to the three months ended March 31, 2012. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Three months ended March 31,		Increase (Decrease)
	2013	2012	Amount	%
	(in thousands)
Revenue:
License	$21,901	$26,238	$(4,337)	(16.5)%
Service	811,037	782,690	28,347	3.6

	832,938	808,928	24,010	3.0

Operating expenses:
Cost of license	642	995	(353)	(35.5)
Cost of service	538,094	517,549	20,545	4.0
Research and development	60,059	60,350	(291)	(0.5)
Selling, general and administrative	102,683	106,842	(4,159)	(3.9)
Amortization of purchased intangible assets and other	8,605	13,320	(4,715)	(35.4)

	710,083	699,056	11,027	1.6

Operating income	122,855	109,872	12,983	11.8
Interest and other (expense) income, net	(1,757)	5,286	(7,043)	(133.2)

Income before income taxes	121,098	115,158	5,940	5.2
Income taxes	16,186	13,288	2,898	21.8

Net income	$104,912	$101,870	$3,042	3.0%

Revenue. Total revenue increased by $24.0 million, or 3.0%, to $832.9 million in the three months ended March 31, 2013, from $808.9 million in the three months ended March 31, 2012. The increase in revenue was primarily attributable to revenue related to our increased activity in North America, including for AT&T, partially offset by a decrease in revenue from customers in Europe.

Total revenue attributable to the sale of customer experience systems increased by $30.4 million, or 4.0%, to $789.3 million in the three months ended March 31, 2013, from $758.9 million in the three months ended March 31, 2012. The increase was primarily attributable to our increased activity in North America, including for AT&T. License and service revenue resulting from the sale of customer experience systems represented 94.8% and 93.8% of our total revenue in the three months ended March 31, 2013 and 2012, respectively.

Total revenue attributable to the sale of directory systems decreased by $6.4 million, or 12.8%, to $43.6 million in the three months ended March 31, 2013, from $50.0 million in the three months ended March 31, 2012. The decrease was primarily attributable to general slowness in the directory systems market leading to lower revenue from managed services arrangements in such market. License and service revenue from the sale of directory systems represented 5.2% and 6.2% of our total revenue in the three months ended March 31, 2013 and 2012, respectively.

In the three months ended March 31, 2013, revenue from customers in North America, Europe and the rest of the world accounted for 72.2%, 11.9% and 15.9%, respectively, of total revenue, compared to 69.6%, 13.8% and 16.6%, respectively, in the three months ended March 31, 2012. Revenue from North American customers increased during the three months ended March 31, 2013, primarily from higher revenue from AT&T and other key customers. The decrease in revenue from customers in Europe was primarily attributable to lower revenue related to the ramp down of transformation and implementation projects which was not offset by sufficient revenue from new deals.

Cost of License and Service. Cost of license and service increased by $20.2 million, or 3.9%, to $538.7 million in the three months ended March 31, 2013, from $518.5 million in the three months ended March 31, 2012. As a percentage of revenue, cost of license and service was 64.7% in the three months ended March 31, 2013, compared to 64.1% in the three months ended March 31, 2012. The decrease in our gross margin was primarily attributable to our activities in Asia Pacific and Central and Latin America, where we increased our level of investment in order to penetrate into these regions.

Research and Development. Research and development expense decreased by $0.3 million, or 0.5%, to $60.1 million in the three months ended March 31, 2013, from $60.4 million in the three months ended March 31, 2012. Research and development expense decreased as a percentage of revenue from 7.5% in the three months ended March 31, 2012, to 7.2% in the three months ended March 31, 2013. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. An increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Selling, General and Administrative. Selling, general and administrative expense decreased by $4.2 million, or 3.9%, to $102.7 million in the three months ended March 31, 2013, from $106.8 million in the three months ended March 31, 2012. While selling, general and administrative expense decreased during the three months ended March 31, 2013, this expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other in the three months ended March 31, 2013, decreased by $4.7 million to $8.6 million from $13.3 million in the three months ended March 31, 2012. The decrease in amortization of purchased intangible assets and other was primarily attributable to purchased intangible assets that were fully amortized in prior periods, as well as to the timing of amortization charges resulting from the use of accelerated amortization methods for certain intangible assets purchased in prior periods.

Operating Income. Operating income increased by $13.0 million, or 11.8%, in the three months ended March 31, 2013, to $122.9 million, or 14.7% of revenue, from $109.9 million, or 13.6% of revenue, in the three months ended March 31, 2012. The increase in operating income as a percentage of revenue was primarily attributable to revenue increasing at a higher rate than operating expenses.

Interest and Other (Expense) Income, Net. Interest and other (expense) income, net, decreased by $7.0 million to an expense of $1.8 million in the three months ended March 31, 2013, from an income of $5.3 million in the three months ended March 31, 2012. The decrease in interest and other (expense) income, net, was primarily attributable to a gain, resulting from the sale of our minority interest in Longshine, our former Chinese subsidiary, recorded in the three months ended March 31, 2012.

Income Taxes. Income taxes for the three months ended March 31, 2013, were $16.2 million on pre-tax income of $121.1 million, resulting in an effective tax rate of 13.4%, compared to 11.5% in the three months ended March 31, 2012. Our effective tax rate may fluctuate between quarters as a result of discrete items that may affect a specific quarter.

Net Income. Net income increased by $3.0 million, or 3.0%, to $104.9 million in the three months ended March 31, 2013, from $101.9 million in the three months ended March 31, 2012. The increase in net income was primarily attributable to the increase in operating income, partially offset by the decrease in interest and other (expense) income, net, and the increase in income taxes.

Diluted Earnings Per Share. Diluted earnings per share increased by $0.04, or 6.7%, to $0.64 in the three months ended March 31, 2013, from $0.60 in the three months ended March 31, 2012. The increase in diluted earnings per share resulted from the decrease in the diluted weighted average number of shares outstanding resulting from our repurchase of ordinary shares in fiscal 2012 and in the six months ended March 31, 2013 and from the increase in net income.

Liquidity and Capital Resources

Cash, cash equivalents and short-term interest-bearing investments, net of short-term debt, totaled $978.2 million as of March 31, 2013, compared to $918.2 million as of September 30, 2012. The increase in the six months ended March 31, 2013, was mainly attributable to $265.5 million in positive cash flow from operations and $112.8 million of proceeds from employee stock options exercised, partially offset by $212.5 million used to repurchase our ordinary shares pursuant to our share repurchase programs, $58.4 million for capital expenditures, net and $42.2 million for payments of cash dividends. Net cash provided by operating activities amounted to $265.5 million and $224.5 million for the six months ended March 31, 2013 and 2012, respectively.

Our policy is to retain sufficient cash balances in order to support our growth. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our operational needs and to fund share repurchases and the payment of cash dividends for at least the next fiscal year.

As a general long-term guideline, we expect to retain roughly half of our free cash flow (calculated as cash flow from operations less net capital expenditures and other) to support the growth of our business, including possible mergers and acquisitions, and return the other half to our shareholders, including roughly 30% towards share repurchases and 20% in the form of dividends. Our actual share repurchase activity and payment of future dividends, if any, may vary quarterly or annually and will be based on several factors including our financial performance, outlook and liquidity.

Our interest-bearing investments are classified as available-for-sale securities. Such short-term interest-bearing investments consist primarily of money market funds, U.S. government treasuries, corporate bonds, U.S. agency securities and government guaranteed debt. We believe we have conservative investment policy guidelines. Our interest-bearing investments are stated at fair value with the unrealized gains or losses reported as a separate component of accumulated other comprehensive income (loss), net of tax. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use other observable inputs to price these securities. During the three and six months ended March 31, 2013 and 2012, we recognized immaterial credit losses. For further information, please see Notes 4 and 5 to the consolidated financial statements.

In December 2011, we entered into an unsecured $500.0 million five-year revolving credit facility with a syndicate of banks. The credit facility is available for general corporate purposes, including acquisitions and repurchases of ordinary shares that we may consider from time to time. The interest rate for borrowings under the revolving credit facility is chosen at our option from several pre-defined alternatives, depends on the circumstances of any advance and is based on our credit rating. As of March 31, 2013, we were in compliance with the financial covenants under the revolving credit facility and had no outstanding borrowings under this facility. In September 2012, we borrowed an aggregate of $200.0 million under the facility and repaid it in October 2012.

As of March 31, 2013, we had outstanding letters of credit and bank guarantees from various banks totaling $65.9 million.

We have contractual obligations for our non-cancelable operating leases, purchase obligations, pension funding and convertible notes summarized in the tabular disclosure of contractual obligations set forth in our Annual Report on Form 20-F for the fiscal year ended September 30, 2012, filed on December 11, 2012 with the SEC. Since September 30, 2012, there have been no material changes in our contractual obligations.

Our capital expenditures were approximately $58.4 million in the six months ended March 31, 2013. Approximately 80% of these expenditures consisted of purchases of computer equipment, and the remainder was attributable mainly to leasehold improvements. The capital expenditures in the six months ended March 31, 2013 were mainly attributable to investments in our operating facilities and our development centers around the world. Our policy is to fund our capital expenditures from operating cash flows and we do not anticipate any changes to this policy in the foreseeable future.

In February 2011, our board of directors adopted a share repurchase plan authorizing the repurchase of up to $1.0 billion of our outstanding ordinary shares over the following 24 months. In November 2012, our board of directors adopted another share repurchase plan authorizing the repurchase of up to $500.0 million of our outstanding ordinary shares. The November 2012 plan has no expiration date. The authorizations permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices we consider appropriate. In February 2013, we completed the repurchase of the remaining authorized amount under the February 2011 plan and started executing repurchases under the November 2012 plan. In the six months ended March 31, 2013, we repurchased approximately 6.2 million ordinary shares at an average price of $34.30 per share (excluding broker and transaction fees). As of March 31, 2013, we had remaining authority to repurchase up to $490.4 million of our outstanding ordinary shares under the November 2012 plan.

Our board of directors declared the following dividends during the six months ended March 31, 2013:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount (In millions)	Payment Date
November 6, 2012	$0.13	December 31, 2012	$21.0	January 18, 2013
January 30, 2013	$0.13	March 28, 2013	$20.9	April 19, 2013

On April 30, 2013, our board of directors approved the next dividend payment, at the rate of $0.13 per share, and set June 28, 2013 as the record date for determining the shareholders entitled to receive the dividend, which is payable on July 19, 2013.

Currency Fluctuations

We manage our foreign subsidiaries as integral direct components of our operations. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditure throughout the Amdocs group. The U.S. dollar is our functional currency according to the salient economic factors as indicated in the authoritative guidance for foreign currency matters.

During the six months ended March 31, 2013 and 2012, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating expenses were in U.S. dollars or linked to the U.S. dollar. If more customers will seek contracts in currencies other than the U.S. dollar and as our operational activities outside of the United States may increase, the percentage of our revenue and operating expenses in U.S. dollar or linked to the U.S. dollar may decrease over time, which may increase our exposure to fluctuations in currency exchange rates. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

PART II OTHER INFORMATION

Item 1. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities.

The following table provides information about purchases by us and our affiliated purchasers during the three months ended March 31, 2013 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

Ordinary Shares

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(1)
01/01/13-01/31/13	1,325,752	$34.74	1,325,752	$553,049,836
02/01/13-02/28/13	1,477,892	$35.93	1,477,892	$499,951,184
03/01/13-03/31/13	266,231	$36.05	266,231	$490,352,620

Total	3,069,875	$35.43	3,069,875	$490,352,620

(1)	In February 2011, our board of directors adopted a share repurchase plan authorizing the repurchase of up to $1.0 billion of our outstanding ordinary shares over the following 24 months. In November 2012, our board of directors adopted another share repurchase plan authorizing the repurchase of up to $500.0 million of our outstanding ordinary shares. The November 2012 plan has no expiration date. The authorizations permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices we consider appropriate. In February 2013, we completed the repurchase of the remaining authorized amount under the February 2011 plan and started executing repurchases under the November 2012 plan. In the three months ended March 31, 2013, we repurchased approximately 3.1 million ordinary shares at an average price of $35.43 per share (excluding broker and transaction fees). As of March 31, 2013, we had remaining authority to repurchase up to $490.4 million of our outstanding ordinary shares under the November 2012 plan.

Item 2. Reports on Form 6-K

(a)	Reports on Form 6-K

The Company furnished or filed the following reports on Form 6-K during the three months ended March 31, 2013:

(1)	Form 6-K dated January 30, 2013

(2)	Form 6-K dated February 12, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

/s/ Elizabeth W. McDermon
Elizabeth W. McDermon Secretary and Authorized Signatory

Date: May 16, 2013